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                                                        Item 24.b. Exhibit (16)

                               SECURITY CASH FUND

                 CASH FUND YIELD FIGURES AS OF DECEMBER 31, 1996

CURRENT 7-DAY YIELD

(.00092148)        (365)
 ---------          ---
(      1  )        ( 7 )     =    .0480     =     4.80%

Determined by computing the net change in the value of a hypothetical account having a balance of one share at the beginning of the period and dividing the change by the value of the account at the beginning of the period to obtain a return, and multiplying the return by 365/7.

EFFECTIVE 7-DAY YIELD

[(1.00092148365/7))] - 1 = .049198 = 4.92%

Determined by computing the net change in the value of a hypothetical account having a balance of one share at the beginning of the 7-day period and compounding the return by adding 1, raising the sum to a power equal to 365/7 and subtracting 1 from the result.